UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549



                                  FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1999


                           Commission File No. 1-4329


                          Cooper Tire & Rubber Company
                 Pre-Tax Savings Plan (Bowling Green - Hose)


                         COOPER TIRE & RUBBER COMPANY
             (Exact name of registrant as specified in its charter)




           DELAWARE                                          34-4297750
(State or other jurisdiction of                          (I.R.S. employer
incorporation or organization)                           identification no.)




                  Lima and Western Avenues, Findlay, Ohio  45840
                     (Address of principal executive offices)
                                  (Zip code)



                                (419) 423-1321
              (Registrant's telephone number, including area code)

                          Cooper Tire & Rubber Company
                  Pre-Tax Savings Plan (Bowling Green - Hose)


ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Bowling Green - Hose) for the fiscal year ended December 31, 1999, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23)  Consent of Independent Auditors






                               SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                    COOPER TIRE & RUBBER COMPANY



                                    /s/ Philip G. Weaver
                                    -----------------------------------
                                    PHILIP G. WEAVER
                                    Vice President and Chief Financial Officer
                                    Plan Administrator

Date:  June 27, 2000
       --------------

                      Financial Statements and Schedule

                         Cooper Tire & Rubber Company
                 Pre-Tax Savings Plan (Bowling Green - Hose)


                          December 31, 1999 and 1998
                         Year Ended December 31, 1999


                      With Report of Independent Auditors

                         Cooper Tire & Rubber Company
                 Pre-Tax Savings Plan (Bowling Green - Hose)

                       Financial Statements and Schedule

                          December 31, 1999 and 1998
                         Year Ended December 31, 1999



CONTENTS

Report of Independent Auditors                                          5


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                         6

Statement of Changes in Net Assets Available for Benefits               7

Notes to Financial Statements                                           8


SCHEDULE

Schedule H, Line 4i - Schedule of Assets Held for Investment
  Purposes at End of Year                                              12

                         Report of Independent Auditors



Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
  Pre-Tax Savings Plan (Bowling Green - Hose)

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Bowling Green - Hose) ("Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




June 27, 2000

                         Cooper Tire & Rubber Company
                 Pre-Tax Savings Plan (Bowling Green - Hose)


               Statements of Net Assets Available for Benefits


                                                                       December 31
                                                                  1999              1998
                                                                  ----              ----
INVESTMENTS:
  Interest in Investment Trust                                 $  767,001        $  650,138
  Mutual funds                                                    646,463           504,756
                                                                ---------         ---------
      Total investments                                         1,413,464         1,154,894
                                                                ---------         ---------

  Cash (overdraft)                                                  6,823            (1,362)
  Participants' contributions receivable                                -             6,200
  Employer contributions receivable                               116,148           110,269
                                                                ---------         ---------
NET ASSETS AVAILABLE FOR BENEFITS                              $1,536,435        $1,270,001
                                                                =========         =========


See accompanying notes.

                         Cooper Tire & Rubber Company
                 Pre-Tax Savings Plan (Bowling Green - Hose)


           Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 1999


ADDITIONS:
  Participants' contributions                                              $  384,438
  Employer contributions                                                      116,148
  Interest and dividends                                                       91,560
                                                                            ---------
           Total additions                                                    592,146
                                                                            ---------
DEDUCTIONS:
  Participant withdrawals                                                    (162,728)
  Net depreciation in fair value of investments                              (162,984)
                                                                            ---------
           Total deductions                                                  (325,712)
                                                                            ---------

NET INCREASE                                                                  266,434

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR                      1,270,001
                                                                            ---------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                           $1,536,435
                                                                            =========


See accompanying notes.

                         Cooper Tire & Rubber Company
                 Pre-Tax Savings Plan (Bowling Green - Hose)

                         Notes to Financial Statements

                          December 31, 1999 and 1998
                         Year Ended December 31, 1999



(1)  DESCRIPTION OF PLAN

The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Bowling Green - Hose) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #1152 and Cooper Tire & Rubber Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. Participants may direct their contributions to any of the Plan's investment fund options.

The employer contributions to the Plan are made annually by the Company as provided in the Plan document and at the discretion of the Company's Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.

Forfeitures

Forfeitures are used by the Company to reduce its obligation.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After five years, the participants are vested in the Company's contributions plus actual earnings thereon.





<continued>

Participant Withdrawals

In the event of retirement, death, termination, permanent disability or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

Except for the investment contracts held in the Investment Trust, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 6% in 1999. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 3.7% to 7.7% at December 31, 1999.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the current year's presentation.


<continued>

(3)  INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

          Investment in Investment Trust             ($140,570)
          Mutual funds and common stock                (22,414)
                                                      --------
                                                     ($162,984)
                                                      ========

Individual investments that exceed 5% of plan assets available for benefits are as follows:

                                                      December 31
                                                  1999           1998
                                                  ----           ----
     Investment Company of America Fund         $311,124       $232,274
     Washington Mutual Investors Fund            330,450        269,195

(4)  INVESTMENT TRUST

Certain investments of the Plan are held in an Investment Trust which also combines similar investments of the other defined contribution plans sponsored by the Company. The Plan's interest in the Investment Trust was determined by the Plan's relative asset value to the Investment Trust's total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

At December 31, 1999 and 1998, the Plan's interest in the net assets of the Investment Trust was approximately 0.4% and 0.3%, respectively.

Assets of the Investment Trust are as follows:

                                                          December 31
                                                                1999              1998
                                                                ----              ----
      Common stock*                             $133,140,436    $154,085,556
      Money market mutual fund                     1,897,149       1,681,519
      Investment contracts                        62,821,875      69,526,569
                                                 -----------     -----------
                                                $197,859,460    $225,293,644
                                                 ===========     ===========

*Nonparticipant-directed





<continued>

Investment income for the Investment Trust for the year ended December 31, 1999 is as follows:

    Interest and dividends                               $ 7,507,728
    Net depreciation in fair value of investments:
      Common stock                                       (35,313,829)
      Money market mutual fund                                     -


(5)  NONPARTICIPANT-DIRECTED INVESTMENT

Cooper Tire & Rubber Company common stock is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 1999 is as follows:

      Contributions                                    $11,828,480
      Dividends                                          3,323,216
      Net depreciation in fair value of investment     (35,313,829)
      Participant withdrawals                           (6,174,796)
      Transfers in from other investment options         5,391,809

(6)  FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(7)  RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.















<continued>

                         Cooper Tire & Rubber Company
                  Pre-Tax Savings Plan (Bowling Green - Hose)

                          EIN: 34-4297750 - Plan: 017

    Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                              at End of Year

                           As of December 31, 1999

                                                               Current
                        Description                             Value
                        -----------                             -----
        *Armada Government Money Market Fund                $      538

        *Armada Government Money Market Fund Discretionary         772

        *Armada Government Money Market Fund #509                3,579

        Investment Company of America Fund                     311,124

        Washington Mutual Investors Fund                       330,450
                                                             ---------
        Total                                               $  646,463
                                                             =========


*Represents a party-in-interest

                                                                  Exhibit (23)


                       CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-52499 and 333-84803) pertaining to the Pre-Tax Savings Plan (Bowling Green - Hose) of Cooper Tire & Rubber Company of our report dated June 27, 2000, with respect to the financial statements and schedule of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Bowling Green - Hose) included in this Annual Report (Form 11-K) for the year ended December 31, 1999.





                                                  /s/ Ernst & Young LLP
                                                  ---------------------
                                                  ERNST & YOUNG LLP

Toledo, Ohio
June 27, 2000





































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